UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

NN, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

629337106

(CUSIP Number)

John C. Kennedy

4152 East Paris Avenue

Kentwood, Michigan 49512

Copy to:

Maxwell Barnes, Esq.

Miller Johnson

250 Monroe Avenue, Suite 800

Grand Rapids, Michigan 49503

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 29, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 629337106	Page 2 of 5 Pages

(1)	Names of reporting persons I.R.S. identification nos. of above persons (entities only) John Conway Kennedy
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions) OO
(5)	Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 1,088,956
	(8)	Shared voting power 120[1]
	(9)	Sole dispositive power 1,088,956
	(10)	Shared dispositive power 120[1]
(11)	Aggregate amount beneficially owned by each reporting person 1,089,076
(12)	Check box if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 5.8%
(14)	Type of reporting person (see instructions) IN

[1]	Mr. Kennedy is deemed to beneficially own 100 shares owned directly by Mr. Kennedy’s spouse and 20 shares directly owned by Mr. Kennedy’s son.

SCHEDULE 13D

CUSIP No. 629337106	Page 3 of 5 Pages

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of NN, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 2000 Waters Edge Drive, Buildings C, Suite 12, Johnson City, Tennessee 37604

Item 2.	Identity and Background.

(a)	Name: John Conway Kennedy

(b)	Residence or Business Address: 4152 East Paris Avenue, Kentwood, Michigan 49512

(c)	Present Principal Occupation: Mr. Kennedy (i) serves on the Board of Directors of the Issuer and (ii) serves as a director, President and Chief Executive Officer of Autocam Medical Devices, LLC, a contract medical device manufacturer, whose principal executive offices are located at 4152 East Paris Avenue, Kentwood, Michigan 49512.

(d)	During the past five years, Mr. Kennedy has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	During the past five years, Mr. Kennedy has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order against him, enjoining him from engaging in future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Mr. Kennedy is a citizen of the United States of America.

Item 3.	Source or Amount of Funds or Other Consideration.

Mr. Kennedy acquired 1,086,956 shares of Common Stock (the “Shares”) in partial exchange for Mr. Kennedy’s equity interest in Autocam Corporation, a Michigan corporation (“Autocam”), which merged into a subsidiary of the Issuer pursuant to the terms of that certain Agreement and Plan of Merger (the “Merger Agreement”) among the Issuer, PMC Global Acquisition Corporation, a Michigan corporation, Autocam, Newport Global Advisors, L.P., a Delaware limited partnership (“Newport”), and Mr. Kennedy. The Shares were issued at a fixed value of $23 per share.

Mr. Kennedy also owns 2,000 shares of Common Stock in an IRA account which were acquired with personal funds. The 120 shares of Common Stock held by Mr. Kennedy’s spouse and son, and which are deemed to be beneficially owned by Mr. Kennedy, were acquired with personal funds.

Item 4.	Purpose of Transaction.

Mr. Kennedy acquired the Shares in partial exchange for Mr. Kennedy’s equity interest in Autocam which merged into a subsidiary of the Issuer pursuant to the terms of the Merger Agreement. As part of the transaction, Mr. Kennedy was also appointed as a director to Issuer’s board of directors.

Mr. Kennedy has no present plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4. Mr. Kennedy may, from time to time, determine to acquire additional Common Stock, to dispose of some or all of his Common Stock, discuss the Issuer’s business, operations or other affairs with the Issuer’s management, board of directors, shareholders, or others or take such other action as he deems appropriate. Mr. Kennedy reserves the right to change his intentions and adopt plans or proposals in the future that could result in any of the transactions specified in clauses (a) through (j) of Item 4, or any other transaction which Mr. Kennedy believes could enhance shareholder value.

Item 5.	Interest in Securities of the Issuer.

(a)	As of August 29, 2014, Mr. Kennedy was deemed to beneficially own 1,089,076 shares of Common Stock. Mr. Kennedy’s beneficial ownership represents 5.8% of the outstanding Common Stock, based upon a total of 17,785,621 shares of Common Stock outstanding on August 5, 2014 (as reported in the Quarterly Report on Form 10-Q filed by the Issuer on August 8, 2014) and after giving effect to Mr. Kennedy’s acquisition of the Shares.

SCHEDULE 13D

CUSIP No. 629337106	Page 4 of 5 Pages

(b)	Mr. Kennedy has sole voting and dispositive power over 1,088,956 shares of Common Stock and shares voting and dispositive power over 120 shares of Common Stock with his spouse and son.

(c)	Except for the acquisition of the Shares described in Item 4 of this Schedule 13D, within the past 60 days, no transactions in the Common Stock have been effected by Mr. Kennedy.

(d)	Not applicable.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In connection with the Merger, each of Issuer, Mr. Kennedy, Newport and Computershare Trust Company N.A. (the “Escrow Agent”) entered into an escrow agreement. Pursuant to the escrow agreement, Issuer deposited 652,174 shares of Common Stock (at a fixed value of $23 per share) with the Escrow Agent to be held in book-entry position for the benefit of Mr. Kennedy. The escrowed shares are subject to forfeiture to satisfy claims arising due to any post-closing purchase price adjustment made pursuant to the Merger Agreement or due to Autocam’s breach of any of its representations, warranties or covenants in the Merger Agreement.

In connection with the Merger, the Issuer, Mr. Kennedy and each of the other pre-merger shareholders of Autocam entered into an indemnity agreement. Pursuant to the indemnity agreement, Mr. Kennedy has the right to forfeit to the Issuer the number of shares of Common Stock (at a fixed price of $23 per share) equal to his pro rata share of the indemnification obligations thereunder.

In connection with the Merger, the Issuer and Mr. Kennedy entered into a stockholders’ agreement. Pursuant to the stockholders’ agreement, Mr. Kennedy agreed to not directly or indirectly sell, pledge, assign, encumber or otherwise transfer any of the shares of Common Stock received in connection with the Merger for 180 days from the closing of the Merger (the “Restricted Period”), unless otherwise permitted by the Issuer. During the Restricted Period, Mr. Kennedy agreed, among other things, not to: (i) deposit any shares of Common Stock acquired by him before or after the closing of the Merger into a voting trust or enter into a voting agreement; (ii) grant a proxy, consent or power of attorney with respect to such shares, make any solicitation of proxies to vote, solicit any consent or seek to advise or influence any person with respect to the voting of Issuer Common Stock or become a participant in any solicitation of proxies that is not approved by the board of directors of the Issuer, or (iii) acquire any additional shares of Common Stock, except by way of stock dividends or other distributions by Issuer to its stockholders.

Item 7.	Material to Be Filed as Exhibits.

Exhibit A — Agreement and Plan of Merger, dated as of July 18, 2014, by and among NN, Inc., PMC Global Acquisition Corporation, Autocam Corporation, Newport Global Advisors, L.P., and John C. Kennedy (incorporated by reference to Exhibit 2.1 to NN, Inc.’s Current Report on Form 8-K filed July 22, 2014).

Exhibit B — Stockholders’ Agreement, effective as of August 29, 2014, by and between NN, Inc. and John C. Kennedy (incorporated by reference to Exhibit 4.1 to NN, Inc.’s Current Report on Form 8-K filed September 2, 2014).

Exhibit C — Escrow Agreement, effective as of August 29, 2014, by and among NN, Inc., Newport Global Advisors, L.P., John C. Kennedy and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 10.3 to NN, Inc.’s Current Report on Form 8-K filed September 2, 2014).

Exhibit D — Indemnity Agreement, effective as of August 29, 2014, by and among NN, Inc. and each of the shareholders of Autocam Corporation identified therein (incorporated by reference to Exhibit 10.4 to NN, Inc.’s Current Report on Form 8-K filed September 2, 2014).

SCHEDULE 13D

CUSIP No. 629337106	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 5, 2014	/s/ John Conway Kennedy
John Conway Kennedy